

October 28, 2011

Via E-mail
Mr. Nicolas Matossian
President
Pure Minerals, Inc.
1200 McGill College Avenue, Suite 2050
Montreal, Quebec
Canada H3B 4G7

> **Re: Pure Minerals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 25, 2011**
> **Form 8-K**
> **Filed February 10, 2011**
> **File No. 0-52885**

Dear Mr. Matossian:

We issued comments to you on the above captioned filing on September 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 14, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant